CETERA FINANCIAL SPECIALISTS LLC
(SEC I.D. No. 8-27082)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27082

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024   AND ENDING 12/31/2024
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cetera Financial Specialists LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 American Lane, 6th Floor, Suite #650
                                           (No. and Street)

Schaumburg	IL	60173
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Dowell	(310) 341-1853	rodney.dowell@cetera.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
                                           (Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 27	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Rodney Dowell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Cetera Financial Specialists LLC (the "Company")_____, as of __December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL STAMP
ROBIN C KNOLL
NOTARY PUBLIC - OREGON
COMMISSION NO. 1021633
MY COMMISSION EXPIRES FEBRUARY 13, 2026

Signature: _____

Title: _____
Principal Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Financial Specialists LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Financial Specialists LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2025

We have served as the Company's auditor since 2016.

CETERA FINANCIAL SPECIALISTS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	18,374,086
Commissions and fees receivable		8,320,419
Other receivables		1,558,921
Deferred charges		1,105,813
Other assets, net of allowance of $26,900		699,931
Total assets	$	30,059,170

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Commissions payable	$	8,066,631
Related party payables		5,332,451
Deferred revenue		619,277
Accrued expenses and accounts payable		153,831
Regulatory and litigation reserves		197,783
Other liabilities		664,308
Total liabilities		15,034,281

COMMITMENTS AND CONTINGENCIES (NOTE 7)		
MEMBER'S EQUITY		15,024,889
Total liabilities and member's equity	$	30,059,170

The accompanying notes are an integral part of this Statement of Financial Condition.

CETERA FINANCIAL SPECIALISTS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Financial Specialists LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

A majority of the financial advisors affiliated with the Company hold both securities and advisory licenses and provide investment advisory services through Cetera Investment Advisors LLC ("CIA"), an affiliated registered investment advisor ("RIA"). As a result, all advisory business generated by the Company's advisors is recorded at CIA.

The Company is a wholly owned subsidiary of Cetera Financial Specialists Services LLC ("Specialists Services") which is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc. ("GC Two"). GC Two is a wholly owned subsidiary of GC Three Holdings, LLC ("GC Three").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Commissions and Fees Receivable and Commissions Payable

Commissions and fees receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts, accrued receivables related to cash sweep programs, and accrued reimbursements.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned are recorded on trade-date basis and are stated at fair value. Securities sold, not yet purchased are recorded on trade-date basis and are stated at fair value. As of December 31, 2024, there were no securities owned or securities sold, not yet purchased.

Deferred Charges

The Company identifies all significant costs to obtain or fulfill a contract with a customer, including advisor recruiting costs and costs that arise from the transfer of assets belonging to customers of recruited advisors. Advisor recruiting and customer transfer costs are recognized as assets and amortized on a straight-line basis over the estimated 20-year useful life of an advisor relationship and estimated 5-year useful life of a customer relationship, respectively.

The unamortized balance of these assets is presented as Deferred charges in the Company's Statement of Financial Condition. As of December 31, 2024, the Company had unamortized deferred charges of $1,105,813. As of December 31, 2024, the weighted average remaining useful life was 13.4 years.

Other Assets

As of December 31, 2024, Other assets include advisor advances of $291,414 net of an allowance for bad debt of $26,900 as well as prepaid expenses. The Company estimates expected credit losses for advisor advances based on evaluation of several factors related to credit risk, including financial advisors' affiliation status and advance purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis.

Deferred Credit

Deferred credit primarily consists of rebates received on the signing of the Company's clearing services contract with Pershing LLC which is accreted on a straight-line basis. The unaccreted deferred credit of $69,588, which is included in Other assets in the Statement of Financial Condition, will be accreted over the remaining life of 0.75 years.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due in advance of its performance, including amounts which are refundable.

Recently Issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). This ASU is effective for the Company for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statement, however, it does not expect this update to have an impact on its financial condition as the standard is disclosure-related only.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This ASU also requires that an entity with a single reportable segment, such as the Company, provide all of the disclosures required as part of the updates and all existing disclosures required by Topic 280. This update is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted this ASU on January 1, 2024, and the adoption did not have any impact on its financial condition as the standard was disclosure-related only.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2024, there were no transfers between Levels 1, 2, and 3.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis by product category as of December 31, 2024, is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 17,584,639	$ -	$ -	$ 17,584,639
Total	$ 17,584,639	$ -	$ -	$ 17,584,639

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of commissions and fees receivable, other receivables, deferred charges, other assets, commissions payable, related party payables, deferred revenue, accrued expenses and accounts payable, and other liabilities were estimated to approximate carrying value and classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 4 – EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2024 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement. See Note 5 – Related Party Transactions for more information.

NOTE 5 – RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based upon factors including total revenues, assets under management, sales volume, number of personnel, and producing advisors. Additionally, Specialists Services allocates a portion of its general administrative expenses to the Company based on number of registered financial advisors.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Specialists Services and not an affiliate of these other entities.

As of December 31, 2024, the Company had total outstanding Related party payables of $5,332,451 reflected in the Statement of Financial Condition, including an outstanding liability of $2,411,474 to Cetera Financial and $187,022 to Specialists Services. Further, Related party payables include a $2,646,485 outstanding liability to CIA and $87,470 outstanding liabilities to other affiliates as of December 31, 2024.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to five years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits.

Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. At December 31, 2024, the Company had Regulatory and litigation reserves of $197,783. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

In August 2024, the Company and its affiliates settled with the SEC regarding self-reported possible violations of the recordkeeping requirements of the federal securities laws in connection with business-related off-channel communications.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2024, the Company complied with all such requirements.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2024, the Company had net capital of $8,245,484, which was $7,995,484 in excess of required net capital of $250,000.

NOTE 9 – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraphs k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. Operating exclusively in the United States, the Company provides brokerage and insurance services through independent financial advisors. Operations constitute a single segment and therefore, a single reportable segment because the chief operating decision makers ("CODM") manage business activities using information of the Company as a whole. The CODM, listed below, use net income, including significant expenses such as commissions, to evaluate the business's performance, predominantly in the forecasting process, management of resources, and to make operational decisions to manage the Company. The Company does not have any customers that individually account for over 10% of revenues.

Chief Executive Officer, Cetera Holdings
Chief Executive Officer, Cetera Financial Group
Chief Financial Officer, Cetera Financial Group

The Company's financial statements contain all pertinent information, including assets, net income, and significant expenses, utilized by the CODM to manage the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated activity through the date the financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

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